Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

May 3, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 28, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from J.P. Morgan Exchange-Traded Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

JPMorgan Nasdaq Equity Premium Income ETF, shares of beneficial interest

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request

Sincerely,